Exhibit 12.1

Calculation of Fixed Charge Ratio

	Pro forma		Huntsman International						Huntsman Specialty
	(Dollars in millions)
	Three Months Ended March 31, 2003	Year Ended Dec. 31, 2002	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Six Months Ended Dec. 31, 1999	Six Months Ended June 30, 1999	Year Ended Dec. 31, 1998
Fixed Charges:
Interest Expense (includes amortization of deferred financing costs)	$65.4	$250.9	$63.6	$53.2	$245.4	$239.6	$233.1	$104.0	$18.0	$39.9
Interest portion of rent expense	1.3	5.3	1.3	1.3	5.3	6.2	7.9	5.9	0.7	1.9

Total Fixed Charges	$66.7	$256.2	$64.9	$54.5	$250.7	$245.8	$241.0	$109.9	$18.7	$41.8

Earnings:
Income (loss) from operations before taxes	(59.4)	(25.3)	(57.9)	(28.5)	(21.5)	(83.2)	183.6	99.8	34.6	15.2
Fixed Charges:	66.7	256.2	64.9	54.5	250.7	245.8	241.0	109.9	18.7	41.8
Less:
Minority interest in pre-tax income of subsidiaries	—	—	—	0.8	(0.1)	2.2	2.8	1.0	—	—

Total Earnings Plus Fixed Charges	$7.3	$230.9	$7.0	$25.2	$229.3	$160.4	$421.8	$208.7	$53.3	$57.0

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	1.8	1.9	2.9	1.4
Deficiency (Excess) of Earnings to Fixed Charges	$59.4	$25.3	$57.9	$29.3	$21.4	$85.4